SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                            CECO ENVIRONMENTAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    125141101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  May 22, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]     Rule 13d-1(b)
          [X]     Rule 13d-1(c)
          [ ]     Rule 13d-1(d)


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CUSIP No.                               13G                          Page 2 of 5
125141101


      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Harvey Sandler Revocable Trust

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
                                                                  (b)  [ ]

      3        SEC USE ONLY


      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Florida

       NUMBER OF       5        SOLE VOTING POWER
         SHARES
      BENEFICIALLY              946,756
        OWNED BY
          EACH         6        SHARED VOTING POWER
       REPORTING
      PERSON WITH               0

                       7        SOLE DISPOSITIVE POWER

                                946,756

                       8        SHARED DISPOSITIVE POWER

                                0

      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               946,756 shares of Common Stock

     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES           [ ]

     11
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.48%

     12        TYPE OF REPORTING PERSON

               OO


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CUSIP No.                               13G                          Page 3 of 5
125141101


SCHEDULE 13G
------------


Item 1.

     (a)      Name of Issuer: CECO Environmental Corp.

     (b)      Address of Issuer's Principal Executive Offices:
              3120 Forrer Street
              Street, Cincinnati, Ohio 45209
Item 2.

1.   (a)      Name of Person Filing:
              Harvey Sandler Revocable Trust

     (b)      Address of Principal Business Office, or, if none,
              Residence: c/o Sandler Enterprises, Inc. 21170 N.E. 22nd Court North Miami Beach, Florida 33180

     (c)      Citizenship or Place of Organization:
              Harvey Sandler Revocable Trust is a trust organized under the laws of the State of Florida.

     (d)      Title of Class of Securities:  Common Stock, $0.01 par value

     (e)      CUSIP Number: 125141101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

              Not applicable.

Item 4.       Ownership.

              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              Harvey Sandler Revocable Trust

              (a) Amount beneficially owned: 946,756 shares of Common Stock, $0.01 par value, of CECO Environmental Corp.

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CUSIP No.                            13G                             Page 4 of 5
125141101


              (b)   Percent of class: 9.48%

              (c)   Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote:
                          946,756 shares

                    (ii)  Shared power to vote or to direct the vote:  0 shares

                    (iii) Sole power to dispose or to direct the disposition of:
                          946,756 shares

                    (iv) Shared power to dispose or to direct the disposition of: 0 shares


Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certifications.

              By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No.                               13G                          Page 5 of 5
125141101


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2005                   HARVEY SANDLER REVOCABLE TRUST

                                      By: /s/ Harvey Sandler
                                          -----------------------------------
                                      Name:   Harvey Sandler
                                      Title:  Sole Trustee